CONFIDENTIAL TREATMENT REQUESTED BY ARCUS BIOSCIENCES, INC. PORTIONS OF THIS

DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL

TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH ASTERISKS TO DENOTE

WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED

SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

February 20, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	Arcus Biosciences, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

We are submitting this letter on behalf of Arcus Biosciences, Inc. (the “Company”), in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 filed on February 16, 2018 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

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CONFIDENTIAL TREATMENT REQUESTED BY ARCUS BIOSCIENCES, INC.

Securities and Exchange Commission

February 20, 2018

The purpose of this letter is to notify the Staff that, based on current market conditions, the price range to be included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share (the “Price Range”), resulting in a midpoint price of $[***] (the “Midpoint Price”), before giving effect to a reverse stock split (the “Stock Split”) to be implemented prior to the initial public offering (“IPO”). The anticipated Price Range for this offering is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and preliminary discussions with the underwriters for the IPO regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated Price Range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split in a pre-effective amendment to the Registration Statement that includes the estimated preliminary price range; however, all dollar amounts and per share numbers in this letter are pre-Stock Split, and therefore consistent with the Registration Statement.

Stock Grants and Grant Date Exercise Price

The following table presents a summary of equity awards in the preceding twelve months:

Grant Date	Common Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Value of Common Stock Per Share Used to Determine Stock-Based Compensation Expense
3/15/2017	2,678,750	$0.31	$0.60
4/24/2017	540,000	$0.31	$0.60
5/15/2017	169,000	$0.31	$0.60
6/22/2017	44,000	$0.65	$0.65
8/31/2017	428,950	$0.65	$0.65
9/19/2017	157,000	$0.65	$0.65

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CONFIDENTIAL TREATMENT REQUESTED BY ARCUS BIOSCIENCES, INC.

Securities and Exchange Commission

February 20, 2018

11/10/2017	127,000	$1.36	$1.36
12/8/2017	65,000	$1.36	$1.36
1/4/2018	4,440,000	$1.36	$2.26

Valuation Date (As of)	Fair Value Per Share of Common Stock
August 15, 2016	$0.31
May 31, 2017	$0.65
November 1, 2017	$1.36
February 1, 2018	$2.26

Stock-Based Compensation Fair Value Determinations

The Registration Statement describes the Company’s use of option-pricing models for the purpose of calculating the estimated fair value of the stock options. In the preceding twelve months, the Company’s board of directors, with input from management, determined that for the purpose of granting stock options, the estimated fair value of the Company’s common stock was as set forth in the table above, after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors including:

•	the rapidly evolving prospects of the Company having only been formed on April 30, 2015;

•	the prices, rights, preferences and privileges of the Company’s convertible preferred stock relative to those of its common stock;

•	the prices of preferred stock sold by the Company to third-party investors in arms-length transactions;

•	the lack of marketability of the Company’s common stock;

•	the Company’s funding requirements;

•	the Company’s product candidate pipeline;

•	the Company’s history and the timing of the discovery of new molecules;

•	the early stage of development of the Company;

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CONFIDENTIAL TREATMENT REQUESTED BY ARCUS BIOSCIENCES, INC.

Securities and Exchange Commission

February 20, 2018

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of the Company’s business given prevailing market conditions;

•	the illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly-traded companies; and

•	U.S. and global capital market conditions.

Retrospective Value Used for Financial Reporting Purposes for March 2017 through May 2017 Grants

The Company’s board of directors granted options to purchase common stock on March 15, 2017, April 24, 2017 and May 15, 2017 to employees, with each option having an exercise price of $0.31 per share. In establishing this exercise price, the Company’s board of directors considered input from management and the previously issued valuation of the Company’s common stock which was conducted as of August 15, 2016. At the time of the grants, the Company’s board of directors determined that, at the grant date, the collective effect of the objective and subjective factors outlined above did not indicate a significant change in the fair value of the Company’s common stock from the most recent prior third party valuation report. Based on these factors, the Company’s board of directors determined that the fair value of the Company’s common stock on each of such grant dates was $0.31 per share. Subsequent to its option grants on May 15, 2017, the Company re-examined whether or not the estimated fair value of its common stock associated with each grant from March 15, 2017 to May 15, 2017 was appropriate. The Company determined that, in retrospect, the fair value of the common stock had increased during the first several months of 2017 as the Company advanced its research and development efforts, including the nomination of a development candidate and initiation of pre-clinical studies and manufacturing activities in preparation for its first clinical trials later in 2017, and therefore the value of the Company increased as a result. Accordingly, the Company has applied a retrospective value to the stock option grants made on March 15, 2017, April 24, 2017 and May 15, 2017. The Company determined that for the purposes of determining the fair value of its common stock on the date of grant for calculating stock-based compensation expense, the appropriate fair value was $0.60 per share, and therefore the Company has used $0.60 per share to record stock-based compensation for those grants.

November 2017 and December 2017 Option Grants

The Company obtained a third-party valuation of its common stock as of November 1, 2017 (the “November Valuation Report”), which resulted in an estimated fair value of common stock of $1.36 per share (the “November Valuation Price”). The valuation performed in November 2017 involved a hybrid approach of the option pricing method and the probability-weighted expected return method (“PWERM”) outlined in the American Institute of Certified Public Accountings Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. This valuation as well as the objective and

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CONFIDENTIAL TREATMENT REQUESTED BY ARCUS BIOSCIENCES, INC.

Securities and Exchange Commission

February 20, 2018

subjective factors described above were considered by the board of directors in its determination of the fair value of common stock of $1.36 per share for the grant date fair value for the options granted in November and December 2017. The Midpoint Price exceeds the November Valuation Price. The Company respectfully submits that the difference between the November Valuation Price and the Midpoint Price is primarily attributable to the following factors:

•	Feedback from potential investors following the “testing the waters” meetings that occurred between January 8, 2018 through February 2018.

•	The progress that has been made with the Company’s programs, particularly its two most advanced programs, AB928 and AB122. AB928 is now in a Phase 1 trial in healthy volunteers and the single ascending dose portion of the trial has been completed. To date, the drug has been safe and well tolerated and has exhibited an attractive pharmacokinetic profile. AB122 is currently in a Phase 1 trial in oncology patients and the Company is now in its second dosing cohort. Since November 2017, the Company has also selected its lead development candidate for its CD73 program, as well identified a second dual A2aR/A2bR antagonist and a selective A2aR antagonist.

•	The methodology for determining the November Valuation Price incorporated multiple liquidity scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock upon completion of the IPO results in a higher valuation.

•	The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the November Valuation Price represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Accordingly, there was a discount for lack of marketability applied to the fair value of the common stock in the November Valuation Price. This application of an illiquidity discount accounts for a substantial portion of the difference between the November Valuation Price and the Midpoint Price.

•	The November valuation report utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the IPO.

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CONFIDENTIAL TREATMENT REQUESTED BY ARCUS BIOSCIENCES, INC.

Securities and Exchange Commission

February 20, 2018

The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, were not applicable to the current estimated Price Range.

Retrospective Value Used for Financial Reporting Purposes for January 2018 Grants

In early January 2018, the Company granted options to its employees with each option having an exercise price of $1.36 per share. In establishing this exercise price, the Company’s board of directors considered input from management and the previously issued November Valuation Report. At the time of the grants, the Company’s board of directors determined that, at the grant date, the collective effect of the objective and subjective factors outlined above did not indicate a significant change in the fair value of the Company’s common stock from the most recent third party valuation report. Specifically, the Company’s board of director considered the early stages of its IPO preparations, the fact it had yet to conduct any testing-the-waters meetings to understand investor interest in the IPO and uncertain market conditions driven by the then current political and economic climate. Based on these factors, the Company’s board of directors determined that the fair value of the Company’s common stock on each of such grant dates was $1.36 per share. Subsequently, upon receipt of the February 2018 valuation report valuing the common stock at $2.26 per share, the Company evaluated whether or not, in retrospect, the value of the common stock on January 4, 2018 was appropriate. The Company determined that, in retrospect, the fair value of the common stock had increased between the Company’s initial confidential submission of its Form S-1 on December 15, 2017 and January 2018 due in part to the milestone of submitting the S-1 to the SEC and additional advances in the Company’s research and development efforts. The Company determined that for the purposes of determining the fair value of its common stock on the date of grant for calculating stock-based compensation expense, the appropriate fair value was $2.26 per share (“Retrospective January Value”), and therefore the Company intends to use $2.26 per share to record stock-based compensation for those grants in its financial result for the first quarter of 2018. The Company notes that the Retrospective January Value differs from the Midpoint Price due to the factors noted about under the subsection “November 2017 and December 2017 Option Grants.”

The Company will set forth a bona fide offering price range consistent with Commission guidance in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus and commencement of the Company’s road show process, which it anticipates could commence as soon as March 5, 2018. The bona fide offering price range will be narrower than, but is expected to be within, the Price Range stated above, and the parameters of that price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business, market and other developments affecting the Company.

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CONFIDENTIAL TREATMENT REQUESTED BY ARCUS BIOSCIENCES, INC.

Securities and Exchange Commission

February 20, 2018

Please contact the undersigned at (650) 463-5381 or hmayon@gunder.com if you have any questions with respect to this letter.

Very truly yours,

/s/ Heidi E. Mayon, Esq.

Heidi E. Mayon, Esq.

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CONFIDENTIAL TREATMENT REQUESTED BY ARCUS BIOSCIENCES, INC.